

Mail Stop 3628

December 30, 2009

<u>Via Facsimile and U.S. Mail</u>

Stephen Fuerst, Esq.
Gneral Counsel
Platinum Energy Resources, Inc.
11490 Westheimer Road, Suite 1000
Houston, TX 77077

> **Re:** **Platinum Energy Resources, Inc.**
> **Schedule 14D-9 filed December 22, 2009**
> **File No. 005-81107**

Dear Mr. Fuerst:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4. The Solicitation or Recommendation, page 2</u>

<u>Reasons for Recommendation, page 2</u>

1. Please revise to further describe the specific reasons for recommending that shareholders reject the offer:

   - In the first bullet, please describe how the offer represents "an opportunistic attempt to purchase at a low price and deprive the Company's stockholders who tender shares in the Offer of the potential opportunity to realize the full long-term value of their investment;"

- In the second bullet, please describe why the board's "significant knowledge of the strength of the Company's assets" was a reason to reject the offer; and
- In the third bullet, please quantify the net asset value per share and briefly describe how the value was calculated.

Press Release

2. We note your reference to the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please refrain from referring to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

Closing Comments

As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: John Boyer, Esq.
        Boyer & Ketchand